1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 8, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed proxy form and reply slip to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s). The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(1) PROPOSAL FOR GENERAL MANDATES

TO ISSUE H SHARES AND REPURCHASE OF H SHARES;

(2) PROPOSED RE-ELECTION OF EXISTING DIRECTORS AND

EXISTING SUPERVISORS AND ELECTION OF NEW DIRECTORS AND

NEW SUPERVISORS;

(3) PROPOSED CHANGE OF AUDITORS; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

Notice convening the annual general meeting of Yanzhou Coal Mining Company Limited, to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) on Friday, 27th June 2008 at 8:30 a.m., was published on 9 May, 2008 and sent together with this circular. A proxy form for use at the annual general meeting is also despatched together with this circular. If you intend to attend the annual general meeting, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the annual general meeting, you are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon and return them to Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the holding of the annual general meeting.

Completion and return of the proxy form will not preclude you from subsequently attending and voting at the annual general meeting or any adjourned meeting(s) should you so wish.

9 May 2008

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”	the annual general meeting of the Company for the year ended 31 December 2007 to be held at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the PRC on Friday, 27 June 2008 at 8:30 a.m.

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company”	, a joint stock limited company incorporated in the PRC and the H Shares, the ADSs and the Domestic Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“Directors”	the director(s) of the Company

“Domestic Share(s)”	domestic share(s) of a nominal value of RMB1.00 each in the capital of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shares”	overseas listed foreign invested shares of nominal value of RMB1.00 each in the capital of the Company, which are listed on the Hong Kong Stock Exchange

DEFINITIONS

“Issue Mandate”	subject to the conditions set out in the proposed resolution approving the Issue Mandate at the AGM, the general mandate given to the Board to exercise the power to issue H Shares up to a maximum of 20% of the issued share capital of the Company as at the date of the passing of the above resolution

“Latest Practicable Date”	7 May 2008, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication

“PRC”	the People’s Republic of China

“PRC Company Law”	the Company Law of the PRC

“Repurchase Mandate”	subject to the conditions set out in the proposed resolution approving the Repurchase Mandate at the AGM, and subject to approval of the Repurchase mandate by way of special resolution at a class meeting of the holders of H Shares and a class meeting of the holders of Domestic Shares to be convened for such purpose, the general mandate given to the Board to exercise the power to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of the above resolutions at the class meetings to be convened

“RMB”	Renminbi, the lawful currency of the PRC

“SAFE”	State Administration for Exchange Control of the PRC

“Share(s)”	Domestic Shares and H Shares

“Shareholder(s)”	registered holders of the Domestic Shares and holders of the H Shares of the Company

LETTER FROM THE BOARD

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu Shi	Shandong Province
Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang Wang
Xinkun Zhang	Principal place of business
Baocai Dong	in Hong Kong:
Yunqing	Rooms 2608-19
26/F., The Center
Independent Non-executive Directors:	99 Queen’s Road Central
Pu Hongjiu Cui	Hong Kong
Jianmin Wang
Xiaojun Wang
Quanxi
9 May 2008

To the Shareholders

Dear Sir or Madam,

(1) PROPOSAL FOR GENERAL MANDATES

TO ISSUE H SHARES AND REPURCHASE H SHARES;

(2) PROPOSED RE-ELECTION OF EXISTING DIRECTORS AND

EXISTING SUPERVISORS AND ELECTION OF NEW DIRECTORS AND

NEW SUPERVISORS;

(3) PROPOSED CHANGE OF AUDITORS; AND

(4) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the forthcoming AGM, to (i) approve the general mandates to issue H Shares and to repurchase H Shares, respectively; (ii) to re-elect existing Directors and existing Supervisors and elect new Directors and new Supervisors; (iii) to authorise the change of auditors; and (iv) and to give you notice of AGM.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE H SHARES

The details set out as resolution numbered 11 in the notice convening the AGM (the “AGM Notice”) will be proposed at the AGM for the granting of a general mandate to the Directors to allot, issue and deal with new H Shares of up to a maximum of 20% of the H Shares of the Company in issue at the date of passing the resolution.

GENERAL MANDATE TO REPURCHASE H SHARES

The PRC Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its share capital; (b) granting shares as reward to the staff of the company; (c) in connection with a merger between itself and another entity that holds its shares; or (d) the repurchase is made at the request of its shareholders who disagree with shareholders’ resolutions in connection with merger or division. The Articles of Association provides that subject to the approval of the relevant regulatory authorities and compliance with the Articles of Association, share repurchase may be effected by the Company for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in a general meeting and special resolution passed by holders of domestic shares and overseas listed foreign invested shares in separate class meetings.

As the H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars, the price payable by the Company upon any repurchase of its H Shares will, therefore, be made in Hong Kong dollars. As such, the approval of SAFE is required.

In accordance with the requirements of article 30 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of such special resolutions and the reduction to the registered capital of the Company that would occur should the Directors decide to exercise the Repurchase Mandate. Such notification has to be given in writing to the Company’s creditors within 10 days after the passing of such special resolutions and also by way of publication on 3 occasions of a press announcement within 30 days after the passing of such special resolution. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 90 days after the first publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

LETTER FROM THE BOARD

CONDITIONS TO REPURCHASE H SHARES

In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any H Shares (including where such repurchase may lead to an enhancement of the net asset value per Share and/or the earnings per Share), approval is proposed to be sought from the Shareholders for the Repurchase Mandate. In accordance with the legal and regulatory requirements described above, the Directors have given notice to convene the AGM. At the AGM, a special resolution will be proposed to grant to the Directors the Repurchase Mandate, i.e. a conditional general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of such special resolution. At a more appropriate time, the Company may convene a class meeting for the holders of H Shares and a class meeting for the holders of Domestic Shares to grant to the Directors the Repurchase Mandate by way of a special resolution.

The Repurchase Mandate will be conditional upon (a) the passing of the special resolution approving the grant of the Repurchase Mandate at the AGM (b) the passing of the special resolution approving the grant of the Repurchase Mandate at a class meeting of the holders of H Shares and a class meeting of the holders of Domestic Shareholders to be convened for such purpose; (c) the obtaining of the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC; and (d) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under article 30 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in the circumstances described under condition (d), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercisable by the Directors.

The Repurchase Mandate if approved at the AGM and, if convened, at the subsequent class meetings of the holders of H Shares and the holders of Domestic Shares to be held, separately, would expire on the earliest of (a) the conclusion of the next annual general meeting of the Company following the passing of the subject resolution at the AGM; or (b) the expiration of a 12-month period following the passing of the subject resolution at the AGM; or (c) the date on which the authority set out in the subject resolution if approved at the AGM and the class meetings of the holders of H Shares and holders of Domestic Shares is revoked or varied by a special resolution of the members of the Company in a general meeting.

AGM

A special resolution will be proposed at the AGM in relation to the grant of the Repurchase Mandate to the Directors, details of which are set out in resolution numbered 12 of the AGM Notice.

LETTER FROM THE BOARD

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix 1 to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate.

RE-ELECTION OF EXISTING DIRECTORS AND ELECTION OF NEW DIRECTORS In accordance with article 146 of the Articles of Association, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai will retire by rotation at the conclusion of the forthcoming AGM and being eligible, offer themselves for re-election as executive Directors of the fourth session of the Board.

At the 16th meeting of the third Session of the Board held on 18 April 2008, it was proposed that Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan be nominated as independent non-executive Directors of the fourth session of the Board upon the retirement of Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi, to whom the Board would like to thank them for their contributions. Mr. Pu Hongjiu, an independent non-executive Director, has offered himself for re-election.

The biographical details of the Directors proposed to be re-elected and the new Directors proposed to be elected are set out in Appendix III to this circular. Ordinary resolutions to approve their respective re-elections and elections will be proposed at the forthcoming AGM.

In accordance with the requirement of PRC Company Laws, the workers of the Company will re-elect Mr. Dong Yunqing as the worker representative Director of the fourth session of the Board through democratic election.

RE-ELECTION OF EXISTING SUPERVISORS AND ELECTION OF NEW SUPERVISORS

In accordance with article 198 of the Articles of Association, Mr. Meng Xiancheng, Mr. Song Guo and Mr. Zhang Shengdong and Mr. Liu Weixin will retire at the conclusion of the forthcoming AGM.

At the 10th meeting of the third Session of the supervisory committee held on 18 April 2008, it was resolved that Mr. Zhou Shoucheng and Ms. Zhen Ailan be nominated as supervisors and Mr. Song Guo and Mr. Zhang Shengdong be nominated for re-appointment as supervisors of the fourth session of the Supervisory Committee.

The biographical details of the supervisors proposed to be re-elected and the new supervisors proposed to be elected are set out in Appendix III to this circular. An ordinary resolution to approve their respective re-elections and elections will be proposed at the forthcoming AGM.

LETTER FROM THE BOARD

In accordance with the requirements of the PRC Company Law, the workers of the Company will additionally elect Mr. Song Huanmin, Mr. Xu Bentai as the worker representative Supervisors of the fourth session of the Supervisory Committee through democratic election.

PROPOSED CHANGE OF AUDITORS

To rotate auditors periodically for better corporate governance, the Board recommended not to renew the appointments of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd and recommended the appointments of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008, respectively and to authorise the Board to fix their remuneration and pay their other service fees. Their proposed aggregate annual remuneration is RMB6.96 million for the annual auditing and internal control evaluation. The Board considers that it is an appropriate time for a change of auditors periodically for the benefit of the Shareholders as Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd have been the Company’s international and domestic auditors for eleven years consecutively.

The respective appointments of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008 are subject to the passing of their appointments as an ordinary resolution in the AGM.

PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to article 113 of the Articles of Association, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after a vote is carried out by a show of hands.

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who demands the same.

RECOMMENDATION

The Directors consider that the proposals for (i) the granting of the Issue Mandate; (ii) the Repurchase Mandate; (iii) the re-election of existing Directors and existing Supervisors and the election of new Directors and new Supervisors; and (iv) the proposed change of auditors are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the subject resolutions as set out in the AGM Notice.

Yours faithfully,
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

APPENDIX I	EXPLANATORY STATEMENT

The following is the explanatory statement which is required to be sent to you under the Share Buyback Rules in connection with the proposed Repurchase Mandate.

(i) Hong Kong Listing Rules

The Hong Kong Listing Rules permit companies with a primary listing on the Hong Kong Stock Exchange to purchase their securities subject to certain restrictions. Repurchases must be funded out of funds legally available for the purpose and in accordance with the company’s constitutional documents and the applicable laws of the jurisdiction in which the company is incorporated or otherwise established. Any repurchase must be made out of funds which are legally available for the purpose and in accordance with the laws of PRC and the memorandum of association and bye-laws of the company. Any premium payable on a repurchase over the par value of the shares may be effected out of funds of the company which would otherwise be available for dividend or distribution or out of the company’s share premium account.

(ii) Reasons for Repurchase of H Shares

The Directors are seeking to obtain a general mandate to repurchase H Shares to give the Company the flexibility to do so as they believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from the Shareholders to enable the Company to repurchase H Shares in the market. Such repurchase may, depending on the market conditions and funding arrangement at the time, lead to an enhancement of the net assets value of the Company and/or its earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

(iii) Registered Capital

As at the Latest Practicable Date, the registered capital of the Company is RMB4,918,400,000 comprising 1,958,400,000 H Shares of RMB1.00 each and 2,960,000,000 Domestic Shares of RMB1.00 each, of which 2,600,000,000 Domestic Shares are held by Yankuang Group Corporation Limited and 360,000,000 Domestic Shares are held by other Shareholders.

(iv) Exercise of the Repurchase Mandate

Subject to the passing of special resolution numbered 12 set out in the AGM Notice and the passing of special resolutions, approving the grant of the Repurchase Mandate to the Directors at a class meeting for the holders of H Shares and a class meeting for the Domestic Shareholders to be convened, respectively, the Directors will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in special resolution numbered 11(b) in the AGM Notice). Additionally, the exercise of the Repurchase Mandate is subject to the approvals of the relevant PRC regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to

APPENDIX I	EXPLANATORY STATEMENT

the notification procedure under article 30 of the Articles of Association. The notification to the creditors will not be issued until the class meetings of the holders of H Shares and holders for Domestic Shares to be convened have approved the Repurchase Mandate by way of special resolution.

As at the Latest Practicable Date and assuming that the Repurchase Mandate would only be required to be approved at the AGM, the exercise in full of the Repurchase Mandate would result in up to 195,840,000 H Shares (assuming there is no issue and repurchase of H Shares from the Latest Practicable Date up to the date of AGM) being repurchased by the Company during the Relevant Period. As the Repurchase Mandate, if approved at the AGM, is also required to be approved by the holders of Domestic Shares and the holders of H Shares at class meetings to be convened, the total number of H Shares that could be repurchased upon the exercise in full the Repurchase Mandate may be different. The Company will update this information in an explanatory statement to be issued at the time when the Company convenes the class meetings of the holders of Domestic Shares and holders of H Shares seeking approvals by the holders of Domestic Shares and holders of H Shares for the Repurchase Mandate.

(v) Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and undistributed profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the capital paid up on the relevant shares to be repurchased, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose or from sums standing to the credit of the share premium account of the Company. Under PRC laws, H Shares so repurchased will be treated as cancelled and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

Based on the financial position disclosed in the recently published audited accounts for the year ended 31 December 2007, the Directors consider that there will not be any material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing and in the best interests of the Company.

APPENDIX I	EXPLANATORY STATEMENT

(vi) Status of Repurchased H Shares

The Hong Kong Listing Rules provide that the listing of all the H Shares repurchased by the Company shall automatically be cancelled and the relevant share certificates shall be cancelled and destroyed. Under PRC laws, the H Shares repurchased by the Company will be cancelled and the Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled.

(vii) H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	H Share prices
	Highest	Lowest
	HK$	HK$
2007
April	8.35	7.57
May	10.54	8.06
June	12.10	10.00
July	14.46	11.80
August	14.40	9.00
September	13.50	12.90
October	17.82	14.60
November	16.88	11.82
December	16.50	13.56

2008
January	16.80	10.58
February	14.80	12.70
March	13.20	8.96
April	14.96	10.80
May (up to the Latest Practicable Date)	15.4	14.4

APPENDIX I	EXPLANATORY STATEMENT

(viii) Substantial Shareholders

As at the Latest Practicable Date, the interests of substantial shareholders of the Company, as defined under the Hong Kong Listing Rules, were as follows:

Name	Class of shares	Capacity	Nature of interests	Number of ordinary shares held in the Company	Percentage of total issued share capital of the Company
Yankuang Group Corporation Limited	Domestic Shares (state legal person share)	Beneficial Owner	Corporate	2,600,000,000	52.86%

(ix) General Information

(a)	None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Company or any of its subsidiaries under the Repurchase Mandate if such is approved by the Shareholders of the Company.

(b)	The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to repurchase the H Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of PRC.

(c)	No connected person (as defined in the Hong Kong Listing Rules) of the Company has notified the Company that he has a present intention to sell H Shares to the Company or its subsidiaries, or has undertaken not to do so, if the Repurchase Mandate is granted and is exercised.

(x) Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

Assuming that the substantial shareholders do not dispose of its Shares, if the Repurchase Mandate was exercised in full, the percentage shareholdings of the substantial shareholders before and after such repurchase would be as follows:

	Before repurchase	After repurchase
Substantial Shareholders
Yankuang Group Corporation Limited	52.86%	55.05%

APPENDIX I	EXPLANATORY STATEMENT

On the basis of the shareholdings held by the substantial shareholders named above, an exercise of the Repurchase Mandate in full will not have any implications for the substantial shareholders under the Takeovers Code.

Assuming that there is no issue of Shares between the Latest Practicable Date and the date of a repurchase, an exercise of the Repurchase Mandate whether in whole or in part will not result in less than the relevant prescribed minimum percentage of the Shares of the Company being held by the public as required by the Hong Kong Stock Exchange. The Directors have no intention to exercise the Repurchase Mandate to an extent which may result in a public shareholding of less that such minimum percentage.

The Directors are not aware of any consequences that may arise under the Takeovers Code and/or any similar applicable law of which the Directors are aware, if any, as a result of any repurchases made under the Repurchase Mandate.

(xi) Share Repurchases Made by the Company

The Company had not repurchased any of its H Shares (whether on the Hong Kong Stock Exchange or otherwise) during the six months period preceding the Latest Practicable Date.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2007 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 27 June 2008 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) to deal with the following matters:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2007;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2007;

3.	To consider and approve the audited financial statements of the Company as at and for the year ended 31 December 2007;

4.	To consider and approve the proposed profit distribution plan (the cash dividend distribution plan) of the Company for the year ended 31 December 2007, and to authorize the Board to distribute such dividends to the shareholders of the Company;

5.	To consider and approve the respective re-appointments of the following persons as the non-worker representative executive Directors of the fourth session of the Board for a term of three years, which will become effective upon the conclusion of the AGM:

(i)	Mr. Wang Xin (re-appointment)

(ii)	Mr. Geng Jiahuai (re-appointment)

(iii)	Mr. Yang Deyu (re-appointment)

(iv)	Mr. Shi Xuerang (re-appointment)

(v)	Mr. Chen Changchun (re-appointment)

(vi)	Mr. Wu Yuxiang (re-appointment)

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(vii)	Mr. Wang Xinkun (re-appointment)

(viii)	Mr. Zhang Baocai (re-appointment)

6.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons, upon the retirement of Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi, as the independent non-executive Directors of the fourth session of the Board for a term of three years which will become effective upon conclusion of the AGM:

(i)	Mr. Pu Hongjiu (re-appointment)

(ii)	Mr. Zhai Xigui (new appointment)

(iii)	Mr. Li Weian (new appointment)

(iv)	Mr. Wang Junyan (new appointment)

7.	To consider and approve the respective new appointments or re-appointment (as the case may be) of following persons as the non-worker representative supervisors of the fourth session of the supervisory committee, which will become effective upon conclusion of the AGM:

(i)	Mr. Song Guo (re-appointment)

(ii)	Mr. Zhou Shoucheng (new appointment)

(iii)	Mr. Zhang Shengdong (re-appointment)

(iv)	Ms. Zhen Ailan (new appointment)

8.	To determine the remuneration of the directors and Supervisors of the Company for the year ending 31 December 2008;

9.	To consider and approve the “Resolution on the Purchase of Liability Insurance for Directors, Supervisors and Senior Officers”; and

10.	To consider and approve the appointments of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008, respectively, and to approve an aggregate annual remuneration of RMB6.96 million for the annual auditing and internal control evaluation auditing services, and to authorize the Board to fix and pay their other service fees.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

AS SPECIAL RESOLUTIONS:

11.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 % of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

12.	To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph 11(b) above) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the AGM of the Company to be held on 27 June 2008 and the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of H Shares and at a class meeting of the holders of Domestic Shares to be convened for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the Articles of Association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC.”

(e)	Conditional upon:

(i)	the special resolutions relating to the general mandate for the issue of additional H Shares;

(ii)	the special resolution for the grant of a general mandate to repurchase shares at the AGM and;

(iii)	the special resolutions to be as set out in the notice of class meeting for the holders of H Shares and class meeting for the holders of Domestic Shareholders, respectively, being passed,

the aggregate nominal amount of the H Shares of the Company which will be repurchased by the Company subject to the authority of the Directors granted under the special resolutions pursuant to the AGM and the class meetings shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to special resolution numbered 11 above.”

Note:

Please also refer to the announcement of the Company dated 18 April 2008 on resolutions passed at the

16th meeting of the third session of the Board, which was published on the website of The Stock

Exchange of Hong Kong Limited.

By Order of the Board of Directors Yanzhou
Coal Mining Company Limited Wang Xin
Chairman

Zoucheng, Shandong, the PRC, 9 May 2008

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 27 May 2008 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

(B)	Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 6 June 2008.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from Wednesday, 28 May 2008 to Thursday, 26 June 2008, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2007 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong) no later than 4:00 p.m. Tuesday 27 May 2008.

(F)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The respective biographical details of the candidates for the non-worker representative executive directors of the fourth session of the Board, the candidates for the independent non executive Directors of the fourth session of the Board, the candidates for the non-worker representative supervisors of the fourth session of the supervisory committee of the Company are set out in Appendix IV headed “Biographical Details of the Candidates for the Election of Directors and Candidates for the Election of Supervisors” of this circular.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

The biographical details of the candidates for re-appointment as the non-worker representative executive Directors of the fourth session of the Board

WANG Xin, aged 49, a researcher in engineering technique application and a doctor of engineering technology, the Chairman of the Board. Mr. Wang is also the Vice Chairman of the board, the General Manager and the Party Committee Deputy Secretary of Yankuang Group, the chairman of Yankuang Xinjiang Neng Hua Company Limited, the Chairman of Yanmei Heze Nenghua Company Limited, the Chairman of Yancoal Australia Pty Limited and the Chairman of Austar Coal Mine Pty Limited. Mr. Wang joined the predecessor of the Company in 1982 and became the Vice General Manager of Yankuang Group in 2000. He was appointed as the director of the board of directors and vice general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the party committee deputy secretary of Yankuang Group and the chairman of Yankuang Xinjiang Neng Hua Company Limited. He was graduated from China University of Mining and Technology. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Wang Xin had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

GENG Jiahuai, aged 57, a researcher in engineering technique application, is the Vice Chairman of the Board of the Company and at the same time the Chairman of the board of directors and the Party Committee Secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was appointed the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a director of the Company in 2002 and the vice chairman of the Company in 2004. He was graduated from Shandong Mining Institute. Save as disclosed above, Mr. Geng does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Geng Jiahuai had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

YANG Deyu, aged 59, a researcher in engineering technique application, is the Vice Chairman of the Board and the General Manager of the Company. He is also a director of the board of Yankuang Group, and the vice chairman of Yankuang Xinjiang Neng Hua Company Limited. Mr. Yang joined the Company’s predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Company’s predecessor and the head of the Safety and Supervision Bureau in 1996. He is

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

also the Director of Yanmei Heze Nenghua Company Limited, the Chairman of Yanzhou Coal Yulin Neng Hua Company Limited, a Director of Yancoal Australia Pty Limited and a Director of Austar Coal Mine Pty Limited. Mr. Yang was appointed as an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang was appointed as a director of Yankuang Group in 2004 and was appointed as the vice chairman of Yankuang Xinjiang Neng Hua Company Limited in 2007. He was graduated from Shandong Mining Institute. Save as disclosed above, Mr. Yang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Yang had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

As at the Latest Practicable Date, Mr. Yang had a long position in 20,000 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

SHI Xuerang, aged 53, a senior engineer, is a Director of the Company and Deputy General Manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He graduated from Shandong Mining Institute. Save as disclosed above, Mr. Shi does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Shi Xuerang had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

CHEN Changchun, aged 55, a senior accountant, is a Director of the Company and a Director, the Chief Accountant, the Chief Legal Advisor of Yankuang Group and a Director of Yankuang Xinjiang Neng Hua Company Limited. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed as a director of the Company in 2005 and was appointed as the chief legal advisor of Yankuang Group in 2006 and a director of Yankuang Xinjiang Neng Hua Company Limited in 2007. He was graduated from Beijing Coal Cadre Institute. Save as disclosed above, Mr. Chen Changchun does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Chen Changchun had not received any remuneration from the Company in respect of his services as an executive Director of the Company.

WU Yuxiang, aged 46, a senior accountant, is a Director and the Chief Financial Officer of the Company. Mr. Wu joined the Company’s predecessor in 1981 and became the chief accountant of the finance department of the Company’s predecessor in 1996. Mr. Wu became the manager of the finance department of the Company in 1997, and was appointed

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

as a director and the chief financial officer of the Company in 2002. Mr. Wu is also a Director of Yanmei Heze Nenghua Company Limited, a Director of Yanzhou Coal Shanxi Neng Hua Company Limited, a Director of Yanzhou Coal Yulin Neng Hua Company Limited, a Director of Yancoal Australia Pty Limited, a Director of Austar Coal Mine Pty Limited. Since 2007, he is also the chairman of the supervisory committee of Huadian Zouxian Power Generation Company Limited. He was graduated from Shandong TV University. Save as disclosed above, Mr. Wu does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Wu as a Director of the Company was RMB206,000.

As at the Latest Practicable Date, Mr. Wu had a long position in 20,000 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

WANG Xinkun, aged 55, a senior economist, is a Director and the Deputy General Manager of the Company. Mr. Wang joined the Company’s predecessor in 1977. Mr. Wang became a manager of the coal transportation and sales department of the Company in 2000, and a deputy general manager of the Company in 2002. He became a Director of the Company in 2004. He is also a director of Yanzhou Coal Shanxi Neng Hua Company Limited and a director of Shandong Yanmei Shipping Co., Ltd. Since 2007, he is also the vice-chairman of Huadian Zouxian Power Generation Company Limited. He graduated from Tianjin University. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Wang Xinkun as an executive Director of the Company was RMB235,000.

ZHANG Baocai, aged 40, a senior accountant, is a director and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed a director, the board secretary, the head of the Secretariat of the Board and the head of the Information Management Department of the Company in 2006. He is also a Director of Yancoal Australia Pty Limited and a Director of Austar Coal Mine Pty Limited. Mr. Zhang graduated from Nankai University. Save as disclosed above, Mr. Zhang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Zhang Baocai as a Director and secretary to the board of the Company was RMB205,000.

The term of appointment of each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai will expire at the forthcoming AGM and each of them has offered himself for re-appointment.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

As far as the Directors are aware and save as disclosed above, each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai did not hold any directorships in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-appointment of each of Wang Xin, Geng Jiahuai, Yang Deyu, Shi Xuerang, Chen Changchun, Wu Yuxiang, Wang Xinkun and Zhang Baocai as Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

Subject to shareholders’ approval for their respective re-appointments, each of Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company.

At the 16th meeting of the third session of the Board held on 18 April 2008, it was proposed that conditional upon achieving the operational targets of the Company for the year 2008 and subject to shareholders’ approval, the average remuneration of the executive Directors who have received directors’ remuneration from the Company for the year 2007, including Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai, shall be determined at the amount representing an increment of 8% of the average remuneration of the executive Directors of the Company for the year 2007. In determining the remuneration of Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai for the year ending 31 December 2008, factors including the executive Director’s respective duties and responsibilities with the Group as well as the prevailing market rate will also be taken into account. For the executive Directors who did not receive any director’s remuneration in the year ended 31 December 2007, they shall not receive any remuneration for the year 2008.

The biographical details of the candidates for new appointment or re-appointment as the independent non-executive directors of the fourth session of the Board

PU Hongjiu, aged 71, professor-level senior engineer, is an independent non-executive Director of the Company. He is the first vice chairman of the China Coal Industry Association and the chairman of Coal Industry Association of China International Association. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coalmine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association since 2003. He became an independent non-executive director of the Company in 2005. He graduated from Hefei Mining Institute. He is also an independent non-executive director of Shanghai Datun

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited, respectively. Save as disclosed above, Mr. Pu does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, the total remuneration of Mr. Pu Hongjiu as a Director of the Company was RMB96,000.

ZHAI Xigui, 65 years old, senior auditor. Mr. Zhai is the Chairman of China Audit Association. Mr. Zhai was appointed as the chief auditor and deputy secretary of the party committee of China Audit Ministry in 1999. In 2003, he was appointed as a member of the 10th National People’s Congress and a committee member of the finance and economic committee of the 10th National People’s Congress. In 2005, he served as the chairman of China Audit Association. Mr. Zhai graduated from the Central Institute of Finance and Banking. Save as disclosed above, Mr. Zhai does not have any other position in any other companies of the Group.

LI Weian, 51 years old, a doctor of management and economics, a professor of Nankai University. Mr. Li is an independent non-executive director of Offshore Oil Engineering Co., Ltd. He is the Dean of Nankai University Commercial College, Director of the Corporate Governance Research Centre, a member of the Academic Subject Assessment Unit of the Academic Degrees Committee of the State Council, a deputy director of the Business Administration Guidance Committee of the Ministry of Education, and enjoys government allowance. Mr. Li was appointed as the Dean of Nankai University Commercial College in 1997, and appointed as the first liberal Changjiang scholar in 2006. In addition, Mr. Li was an independent non-executive director of Shanxi Guoyang New Energy Co., Ltd. from 2003 to 2006. Mr. Li graduated from Nankai University and Keio University. Save as disclosed above, Mr. Li does not have any other position in any other companies of the Group.

WANG Junyan, 37 years old, a doctor of finance. Mr. Wang is the Chairman and Chief Investment Officer of China Shenghai Investment Management Company Ltd., Chief Investment Supervisor of CITIC Securities International Investment (HK) Limited. Mr. Wang was the managing director of First Shanghai Financial Holdings Limited in 1997. In 2007, he was appointed as the chairman and chief investment officer of China Shenghai Investment Management Company Ltd. Besides, he also served as an independent non-executive director of Livzon Pharmaceutical Group Inc. and an independent non-executive director of China Aerospace International Holdings Limited. Mr. Wang graduated from Hong Kong University. Save as disclosed above, Mr. Wang does not have any other position in any other companies of the Group.

Mr. Pu Hongjiu, whose term of appointment expires at the forthcoming AGM, has offered himself for re-appointment. The proposed appointment of Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan are to replace Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi who will retire at the conclusion of the forthcoming AGM.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

As far as the Directors are aware and save as disclosed above, each of Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan did not hold any directorships in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from each of Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan pursuant to Rule 3.13 of the Hong Kong Listing Rules and on this basis, the Company considers them to be independent.

The average remuneration of the independent non-executive Director in 2007 was RMB100,500. At the 16th meeting of the third session of the Board held on 18 April 2008, it was proposed that conditional upon achieving the operational targets of the Company for the year 2008 and subject to shareholders’ approval, the average remuneration of the independent non-executive Directors of the Company shall be determined at the amount representing an increment of 8% of the average remuneration of the independent non-executive Directors of the Company for the year 2007. The Company will also take into consideration the operational conditions of the Company, the respective duties and responsibilities of the independent non-executive Directors as well as the prevailing market rate in determining their remuneration.

Subject to shareholders’ approval for their respective re-appointment or appointments, each of Pu Hongjiu, Zhai Xigui, Li Weian and Wang Junyan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company.

In relation to the re-appointment of Pu Hongjiu and the new appointments of each of Zhai Xigui, Li Weian and Wang Junyan as independent non-executive Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

The biographical details of the candidates for new appointment as non-worker representative supervisors of the fourth session of the supervisory committee of the Company

SONG Guo, aged 53, a senior administrative officer, is the Vice Chairman of the Supervisory Committee of the Company and a Deputy Secretary of the Party Committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and was the secretary of the disciplinary inspection committee from 2003 to 2007. He became a deputy secretary of the party committee of Yankuang Group in 2004 and the vice-chairman of the supervisory committee of the Company in 2005. He graduated from Shandong University. Save as disclosed above, Mr. Song does not have any other position in any other companies of the Group.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

For the year ended 31 December 2007, Mr. Song Guo had not received any remuneration from the Company in respect of his services as a Supervisor of the Company.

As at the Latest Practicable Date, Mr. Song Guo had a long position in 1,800 domestic shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance.

ZHOU Shoucheng, aged 56, professor-level senior administrative officer, the Secretary of the Disciplinary Inspection Committee and the Chairman of the Labor Union of Yankuang Group. Mr. Zhou joined the Company’s predecessor in 1979. During the period from 1984 to 2002, Mr. Zhou successively acted as the secretary of Youth League Committee of Xinglongzhuan Coalmine, the secretary of Youth League Committee of Yankuang Group, the secretary of the party committee of Beixu Coalmine, the secretary of the party committee and the deputy head of Xinglongzhuang coalmine. He became the chairman of the Labor Union of Yankuang Group in 2002 and the secretary of the Disciplinary Inspection Committee of Yankuang Group in 2007. He graduated from Shandong Coalmine Cadre Institute. Save as disclosed above, Mr. Zhou does not have any other position in any other companies of the Group.

ZHANG Shengdong, aged 51 is a senior accountant, a Supervisor of the Company. He is also the Deputy Chief Accountant and the Head of the Finance Department and the Finance Company Preparatory Office of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company and the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed as the Head of the Finance Department of Yankuang Group in 2006. He is also the chairman of the supervisory committee of Yanzhou Coal Shanxi Neng Hua Company Limited. He graduated from China University of Mining and Technology. Save as disclosed above, Mr. Zhang does not have any other position in any other companies of the Group.

For the year ended 31 December 2007, Mr. Zhang Shengdong had not received any remuneration from the Company in respect of his services as a Supervisor of the Company.

ZHEN Ailan, aged 51, is a senior accountant and a senior auditor, the Deputy Chief of Auditing Department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the Deputy Chief of Auditing Office of Yankuang Group in 2002 and the Deputy Chief of auditing Department of Yankuang Group in 2005. Ms. Zhen was graduated from the Northeastern Finance and Economics University. Save as disclosed above, Ms. Zhen does not have any other position in any other companies of the Group.

APPENDIX III	BIOGRAPHICAL DETAILS OF THE CANDIDATES
FOR THE ELECTION OF DIRECTORS AND
CANDIDATES FOR THE ELECTION OF SUPERVISORS

Subject to shareholders’ approval for their respective re-appointment or appointments, each of Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan will enter into a service contract with the Company commencing from the conclusion of the AGM and ending on the conclusion of the 2010 annual general meeting of the Company. The supervisors of the Company to be elected by the Shareholders comprising Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan will not receive any remuneration from the Company for the year ending 31 December 2008.

As far as the Directors are aware and save as disclosed above, each of Song Guo, Zhou Shoucheng, Zhang Shengdong, Zhen Ailan did not hold any major office in other public listed companies in the last three years. Save as disclosed above, each of them does not have any relationship with any other Directors, supervisors, senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the each of the re-appointments of Mr. Song Guo and Mr. Zhang Shengdong and the new appointments of each of Mr. Zhou Shoucheng and Ms. Zhen Ailan as Supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of Shareholders.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310